FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

A statement regarding a class action complaint by Lee R. Ellenburg III against JA Solar Holding Co., Ltd.  (the “Registrant”), made by the Registrant in English on December 4, 2008.

FOR RELEASE at 8:30am ET 12/4/08

JA SOLAR PROVIDES STATEMENT ON LEE R. ELLENBURG III CLASS ACTION SUIT

HEBEI, China, Dec. 4, 2008 – JA Solar Holdings Co., Ltd. (Nasdaq: JASO) has learned of a class action complaint filed in the Southern District of New York by attorneys acting on behalf of Lee R. Ellenburg III and other class action plaintiffs, alleging violations by JA Solar of the U.S. federal securities laws. JA Solar believes such claims to be groundless and without merit and will take necessary actions in due course to vigorously defend against the Class Action.

About JA Solar Holdings Co., Ltd.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding JA Solar’s future course of action in response to the Class Action. These statements are neither promises nor guarantees, and involve risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, including, among others, risks associated with the company’s ability to successfully manufacture and sell its products; changes and uncertainties related to applicable laws and regulations, risks from various economic factors such as fluctuations in currency exchange rates and other risks and uncertainties identified in the company's filings with the Securities and Exchange Commission. The company disclaims any obligation to publicly update or revise any such statements to reflect any change in company expectations, or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By /s/ Huaijin Yang
Name: Huaijin Yang
Title: Chief Executive Officer

Date: December 4, 2008